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                                                              EXHIBIT 2


                           [SCI Letterhead]


                                  September 18, 1996


Mr. Raymond L. Loewen
Chairman and Chief Executive Officer
The Loewen Group Inc.
4126 Norland Avenue
Burnaby, British Columbia
CANADA

Dear Ray:

         We are pleased to confirm to you that the Board of Directors of Service Corporation International today approved the proposal that we made to you yesterday. Our Board is enthusiastic about this transaction, and firmly believes that a combination of our two businesses in the manner that we proposed is in the best interests of your and our stockholders. We believe that after consideration, you and your Board will reach the same conclusion.

         In this regard, we note the enthusiastic reaction of your stockholders to our proposal, reflected in both the post-announcement price of your stock and the comments of stockholders and analysts. We agree with Greg Capelli of Chicago Corp.: "This is a real winner for both companies' shareholders." In the words of Todd Richter of Dean Witter Reynolds: "It's a perfect strategic fit."

         Ray, we at SCI would strongly prefer to communicate with you and your
team in person, rather than by letter.   We believe that much more can be
accomplished through forthright dialogue.

         We remind you that our valuation is based on public information, and we may be able to increase our offer after a review of non-public information.

         Please give me a call.  I look forward to hearing from you.

                                  Sincerely,



                                  L. William Heiligbrodt

cc:  Board of Directors
     of The Loewen Group Inc.